Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) for the registration of 2,626,658 shares of common stock pertaining to the 2004 Stock Incentive Plan of Magnetek, Inc. and an award of incentive stock units granted outside of the Plan of our reports dated September 30, 2005, with respect to the consolidated financial statements and schedule of Magnetek, Inc. included in its Annual Report (Form 10-K) for the year ended July 3, 2005, Magnetek, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Magnetek, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Woodland Hills, California

October 27, 2005